Exhibit 99.1

LightInTheBox Reports First Quarter 2023 Financial Results

Singapore, May 26, 2023 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), an apparel e-commerce retailer that ships products to consumers worldwide, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

	Three Months Ended		Year-over-
	March 31,	March 31,	Year %
In millions, except percentages	2022	2023	Change
Total revenues	$93.8	$147.8	57.6%
- Apparel sales	$67.2	$119.2	77.3%
Apparel sales/total revenues	71.7%	80.7%	9.0%
Gross margin	50.7%	55.8%	5.1%
Net loss	$(5.5)	$(4.0)
Adjusted EBITDA	$(4.6)	$(3.1)

	As of March 31,	As of March 31,
In millions	2022	2023
Cash, cash equivalents and restricted cash	$42.8	$73.6

Mr. Jian He, Chairman and CEO of LightInTheBox, commented, “We kicked off 2023 with the strongest first quarter in the Company’s history, despite a complex global macroeconomic environment and the seasonality that our business typically experiences during the first couple of months of a year. Our revenues grew 57.6% year-over-year to $148 million, exceeding the high end of our guidance range. Notably, apparel sales maintained strong growth momentum, up 77.3% year-over-year to $119 million, which accounted for 80.7% of our total revenues during the first quarter of 2023. Thanks to this growth in apparel sales, our gross margin increased to 55.8%, up 510 basis points year-over-year and 190 basis points sequentially. In addition, we maintained a strong balance sheet with approximately $73.6 million in cash resources, which sets a solid foundation for us to build up our core capabilities and deliver long-term, sustainable value to our stakeholders.”

“Our improved financial performance during the first quarter reflects the appeal of our growing business operations, which we have built on a foundation of robust value-for-money offerings, quality customer cohorts, and innovative technologies. In particular, our AI-powered technologies enable us to target consumers’ evolving demands efficiently and fulfill their needs through our value-for-money products while also enhancing our operational efficiency. Looking ahead, we will deepen our commitment to creating a better lifestyle for our customers by offering convenient and modern ways to access a wide selection of products at attractive prices. We remain dedicated to providing our growing customer base with a superior online shopping experience that emphasizes product value and increased efficiency. We also look forward to further strengthening our execution capabilities in order to seize the opportunities that lay ahead in this growing industry,” Mr. He concluded.

First Quarter 2023 Financial Results

Total revenues increased by 57.6% year-over-year to $147.8 million from $93.8 million in the same quarter of 2022. Sales from apparel increased by 77.3% to $119.2 million in the first quarter of 2023, compared with $67.2 million in the same quarter of 2022. Revenues from apparel represented 80.7% of total revenues in the first quarter of 2023 and 71.7% in the same quarter of 2022.

Total cost of revenues was $65.3 million in the first quarter of 2023, compared with $46.3 million in the same quarter of 2022.

Gross profit in the first quarter of 2023 was $82.5 million, compared with $47.5 million in the same quarter of 2022. Gross margin was 55.8% in the first quarter of 2023, compared with 50.7% in the same quarter of 2022. The increase in gross margin was a result of the increase in the percentage of sales represented by apparel, which grew from 71.7% to 80.7%. Apparel typically has higher margins than other product types.

Total operating expenses in the first quarter of 2023 were $86.5 million, compared with $53.9 million in the same quarter of 2022.

•	Fulfillment expenses in the first quarter of 2023 were $8.6 million, compared with $6.9 million in the same quarter of 2022. As a percentage of total revenues, fulfillment expenses were 5.8% in the first quarter of 2023, compared with 7.3% in the same quarter of 2022 and 5.7% in the fourth quarter of 2022.

•	Selling and marketing expenses in the first quarter of 2023 were $69.1 million, compared with $39.0 million in the same quarter of 2022. As a percentage of total revenues, selling and marketing expenses were 46.8% in the first quarter of 2023, compared with 41.6% in the same quarter of 2022 and 46.2% in the fourth quarter of 2022.

•	G&A expenses in the first quarter of 2023 were $9.1 million, compared with $8.1 million in the same quarter of 2022. As a percentage of total revenues, G&A expenses were 6.1% in the first quarter of 2023, compared with 8.6% in the same quarter of 2022 and 5.3% in the fourth quarter of 2022. As part of G&A expenses, R&D expenses in the first quarter of 2023 were $5.2 million, compared with $4.6 million in the same quarter of 2022 and $5.3 million in the fourth quarter of 2022.

Loss from operations was $4.0 million in the first quarter of 2023, compared with $6.4 million in the same quarter of 2022.

Net loss was $4.0 million in the first quarter of 2023, compared with $5.5 million in the same quarter of 2022.

Net loss per American Depository Share (“ADS”) was $0.03 in the first quarter of 2023, compared with $0.05 in the same quarter of 2022. Each ADS represents two ordinary shares. The diluted net loss per ADS in the first quarter of 2023 was $0.03, compared with $0.05 in the same quarter of 2022.

In the first quarter of 2023, the Company’s basic weighted average number of ADSs used in computing the net loss per ADS was 113,330,151.

Adjusted EBITDA was negative $3.1 million in the first quarter of 2023, compared with negative $4.6 million in the same quarter of 2022.

As of March 31, 2023, the Company had cash and cash equivalents and restricted cash of $73.6 million, compared with $42.8 million as of March 31, 2022.

Business Outlook

For the second quarter of 2023, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $180 million and $200 million.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses non-GAAP measure, Adjusted EBITDA, as supplemental measure to review and assess operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, impairment loss on investment, interest income, interest expenses and income tax expense.

The Company presents the non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure help identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Result” set forth at the end of this press release.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on May 26, 2023 (8:00 p.m. Hong Kong/Singapore Time on the same day).

Preregistration Information

Participants can register for the conference call by going to  https://s1.c-conf.com/diamondpass/10030748-hf84u6.html. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through June 2, 2023. The dial-in details are:

US/Canada:	+1-855-883-1031
Singapore:	800-101-3223
Hong Kong, China:	800-930-639
Replay PIN:	10030748

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is an apparel e-commerce retailer that ships products to consumers worldwide. With a focus on serving its middle-aged and senior customers, LigthInTheBox leverages its global supply chain and logistics networks, along with its in-house R&D and design capabilities to offer a wide selection of comfortable, aesthetically pleasing and visually interesting apparels that bring fresh joy to customers. LigthInTheBox operates its business through www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites as well as mobile applications, which are available in over 20 major languages and over 140 countries and regions. The Company is headquartered in Singapore, with additional offices in California, Shanghai and Beijing.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@lightinthebox.com

Jenny Cai

Piacente Financial Communications

Email: lightinthebox@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: lightinthebox@tpg-ir.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of March 31,
	2022	2023
ASSETS
Current Assets
Cash and cash equivalents	88,575	68,252
Restricted cash	5,993	5,311
Accounts receivable, net of allowance for credit losses	695	370
Inventories	14,260	10,972
Prepaid expenses and other current assets	6,452	9,662
Total current assets	115,975	94,567
Property and equipment, net	2,946	2,918
Intangible assets, net	5,630	5,131
Goodwill	28,177	28,296
Operating lease right-of-use assets	10,874	10,234
Long-term rental deposits	1,211	1,299
TOTAL ASSETS	164,813	142,445

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	26,518	18,258
Advance from customers	32,241	31,425
Operating lease liabilities	4,993	5,280
Accrued expenses and other current liabilities	90,357	81,455
Total current liabilities	154,109	136,418

Operating lease liabilities	6,576	5,617
Long-term payable	34	22
Deferred tax liabilities	111	153
Unrecognized tax benefits	107	107
TOTAL LIABILITIES	160,937	142,317

EQUITY
Ordinary shares	17	17
Additional paid-in capital	282,722	282,727
Treasury shares	(28,615)	(28,425)
Accumulated other comprehensive loss	(1,024)	(866)
Accumulated deficit	(249,224)	(253,325)
TOTAL EQUITY	3,876	128
TOTAL LIABILITIES AND EQUITY	164,813	142,445

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2022	2023
Revenues
Product sales	91,343	144,601
Services and others	2,425	3,180
Total revenues	93,768	147,781
Cost of revenues
Product sales	(45,070)	(64,176)
Services and others	(1,184)	(1,103)
Total Cost of revenues	(46,254)	(65,279)
Gross profit	47,514	82,502
Operating expenses
Fulfillment	(6,864)	(8,636)
Selling and marketing	(39,032)	(69,112)
General and administrative	(8,066)	(9,057)
Other operating income	66	345
Total operating expenses	(53,896)	(86,460)
Loss from operations	(6,382)	(3,958)
Interest income	10	30
Interest expense	(2)	(1)
Other income, net	862	21
Total other income	870	50
Loss before income taxes	(5,512)	(3,908)
Income tax expense	-	(48)
Net loss	(5,512)	(3,956)
Net loss attributable to LightInTheBox Holding Co., Ltd.	(5,512)	(3,956)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	226,107,269	226,660,302
—Diluted	226,107,269	226,660,302

Net loss per ordinary share
—Basic	(0.02)	(0.02)
—Diluted	(0.02)	(0.02)

Net loss per ADS ( 2 ordinary shares equal to 1 ADS )
—Basic	(0.05)	(0.03)
—Diluted	(0.05)	(0.03)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

		Three Months Ended
		March 31,	March 31,
		2022	2023
Net loss		(5,512)	(3,956)

Less:	Interest income	10	30
	Interest expense	(2)	(1)
	Income tax expense	-	(48)
	Depreciation and amortization	(858)	(829)
EBITDA		(4,662)	(3,108)

Less: Share-based compensation		(36)	(5)
Adjusted EBITDA*		(4,626)	(3,103)

* Adjusted EBITDA represents loss from operations before impairment loss on investment,  share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.